Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Fixed Charges and Preference Share Dividends

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
	(000's)	(000's)	(000's)	(000's)	(000's)	(000's)
Earnings:
Income (loss) from continuing operationss attributable to MDC Partners Inc.	$19,180	$(45,839)	$(29,173)	$(151)	$(139,663)	$(80,311)

Additions:
Income tax expense (benefit)	17,659	(9,404)	3,761	9,776	(4,367)	9,553
Net income attributable to noncontrolling interests	6,588	5,218	9,054	6,890	6,461	6,863
Fixed charges, as shown below	64,161	117,055	73,184	69,001	113,188	55,453
Distributions received from equity-method investments	-	123	652	726	3,096	1,288
	88,408	112,992	86,651	86,393	118,378	73,157
Subtractions:
Equity in earnings (loss) of non-consolidated affiliates	1,924	(309)	1,058	1,406	281	633

Earnings as adjusted	$105,664	$67,462	$56,420	$84,836	$(21,566)	$(7,787)
Fixed charges:
Interest on indebtedness, expensed or capitalized	46,841	90,021	55,633	53,018	92,936	42,003
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	2,018	9,135	2,270	2,247	7,762	2,249
Interest within rent expense	15,302	17,899	15,281	13,736	12,490	11,201
Total fixed charges	$64,161	$117,055	$73,184	$69,001	$113,188	$55,453
Ratio of earnings to fixed charges and earnings to combined fixed charges and preference share dividends(1)	1.65	N/A	N/A	1.23	N/A	N/A
Fixed charge deficiency	N/A	$49,593	$16,764	N/A	$134,754	$63,240

(1) Our ratios of earnings to combined fixed charges and preference share dividends are the same as our ratios of earnings to fixed charges for each of the five years ended December 31, 2016 because we had no preference shares outstanding during such periods. During the first quarter of 2017, we issued and sold 95,000 Series 4 Convertible Preference Shares in a private placement. Our ratio of earnings to combined fixed charges and preference share dividends is the same as our ratio of earnings to fixed charges for the nine months ended September 30, 2017 because no dividends were declared or paid on preference shares during such period.